FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS REPORT

First Quarter 2009 Earnings Report

April 28, 2009

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the first quarter of 2009.

Effective January 1, 2009, ICA adopted an accounting change pursuant the Mexican Financial Reporting Standard interpretation INIF-14 as it affects the recognition of revenue in the Housing segment. Prior period results have been restated for comparability. The Notes section provides more detail on the change in accounting.

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. The exchange rate used for the 1Q09 results was Ps. 14.1485 per U.S. dollar.

1Q08 Highlights

•

Revenues increased 53% to Ps. 7,920 million. Construction revenues (81% of total revenues) rose 61%. Infrastructure revenues rose 35%, and Housing revenues increased 30%. Non-construction businesses generated 19% of total revenues.

•	Operating income increased 62% to Ps. 639 million, with an operating margin of 8.1%.
•

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 53% to Ps. 906 million, with an Adjusted EBITDA margin of 11.4%. The Adjusted EBITDA further adjusted for interest expense included in cost of sales was Ps. 1,071, and Adjusted EBITDA margin was 13.5%.

•	ICA recorded consolidated net income of Ps. 245 million in 1Q09. Majority net income was Ps. 113 million.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 Berenice.munoz@ica.com.mx

EARNINGS REPORT

•

Construction backlog was Ps. 38,939 million as of March 31, 2009, equivalent to 18 months of work based on first quarter construction revenues. The ratio of new contracts to execution of backlog was 0.45.

•	The principal new projects were the La Piedad Bypass and the modernization of the Mexico City –Pachuca highway (totaling Ps. 2,121 million), and Rodio projects (Ps. 254 million).
•

Total debt as of March 31, 2009 was Ps. 19,824 million, an increase of Ps. 7,378 million as compared to March 31, 2008. The increase reflects new borrowings to finance projects under construction. Net debt was Ps. 15,865 million.

Overview of the Quarter

During the first quarter of 2009, revenues increased 53%, gross profit rose 39%, and operating income rose 62%, as compared to 1Q08. Adjusted EBITDA and majority net income also increased significantly as compared to the prior year period.

The principal sources of revenue growth were Civil Construction and Concessions, resulting from the execution of projects that were awarded in 2007 and 2008. In addition, Industrial Construction and Housing are generating double-digit growth. Growth in these lines of business is offsetting revenue reductions in Airports, which is affected by the impact of the global economic crisis on the air transport industry, and Rodio, which has been affected by the real estate downturn in Spain.

The Mexican government’s National Infrastructure Plan, originally announced in 2007, remains in place and new construction projects and concessions continue to be awarded. The National Infrastructure Fund (Fonadin) is providing some projects with financing or guarantees and expects to channel approximately Ps.270,000 million in resources into transportation, communications, water, and tourism projects over the coming years. However, beginning in the second half of 2008, the rate of awards by the government for new large-scale infrastructure projects slowed. The government has extended the time period for certain bidding processes, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment. On the other hand, the energy reform enacted by Congress last year is expected to increase the volume of industrial construction projects called for bid.

Overall, ICA expects the volume of contracting to increase in 2009 because of these government programs. In addition, as projects under construction come into operation, the portfolio of concessioned projects is expected to continue generating revenue growth.

The macroeconomic environment has reduced the growth potential of the Airports, Housing, and Rodio businesses. Since 2008, we have been taking measures to mitigate the impact of changing market conditions. Housing expects to focus more on the entry level and economical housing segments where government mortgage financing is available. Airports has been able to offset in large part the effect of declining traffic on revenues through commercial incentives launched during 2008 and the increase and improvement of commercial offerings in the airports. Rodio has implemented a policy of strict expense controls and optimized its cost structure.

ICA currently expects to generate consolidated revenue growth of 20% to 30% in 2009, with an estimated Adjusted EBITDA margin of 10% to 12%.

Because of the increased volume of work, ICA’s debt increased significantly over the past 12 months. ICA’s policy is to finance those projects that require financing in the same currency as the source of payment; during 1Q09, 29% of revenues and 32% of costs were denominated in foreign currency.

ICA uses financial derivatives at the project level to mitigate the risks of fluctuations in interest and exchange rates. The 1Q09 effect of these derivatives was a cost of Ps. 188 million in the income statement and a reduction of shareholders’ equity by Ps. 166 million. The section on

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EARNINGS REPORT

derivatives below provides greater detail on ICA’s positions in derivatives contracted in the ordinary course of business.

Consolidated Results of Operations

First quarter 2009

Revenues were Ps. 7,920 million, an increase of 53% over 1Q08. The increase in revenues was principally due to increases in Civil Construction, Industrial Construction, Concessions, and, to a lesser extent, Housing, which were partially offset by decreases in Airports and Rodio. Revenues generated in Mexico represented 92% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 29% of the total.

Cost of sales and general and administrative expenses decreased to 92% of revenues in 1Q09 from 93% in 1Q08. Cost of sales also included Ps. 164 million in interest expense on financed projects in Civil Construction, Concessions, and Housing, as compared to Ps. 38 million in the prior year period.

Operating income was Ps. 639 million, an increase of 62%. The Infrastructure segment contributed 53% of operating income, Construction 41% and Housing 6%. The consolidated operating margin was 8.1%, as compared to 7.6% in 1Q08.

Other income, net was Ps. 50 million. There was an adjustment of Ps. 25 million for provisions for employees’ statutory profit sharing (PTU) from prior periods and other gains of Ps. 25 million.

Comprehensive financing cost in 1Q09 was Ps. 177 million as compared to Ps. 123 million in 1Q08. The increase is the effect principally of higher interest expense on a higher level of debt resulting from the increased volume of work and project financings.

Share of net income of unconsolidated affiliates was a loss of Ps. 112 million, compared to a loss of Ps. 98 million in the prior-year period. The 1Q09 loss resulted principally from ICA’s participation in Red de Carreteras de Occidente (RCO), the operator of the FARAC I tollroad package, and is a result of debt service costs.

Income before taxes totaled Ps. 400 million, an increase of 50%.

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EARNINGS REPORT

Taxes were Ps. 155 million, as compared to Ps. 61 million in 1Q08. The increase resulted principally from an increase in deferred flat rate business tax (IETU) of Ps. 83 million incurred by Industrial Construction. Cash taxes paid in 1Q09 were 18% of pretax income.

Consolidated net income was Ps. 245 million, an increase of 20%.

Net income of majority interest was Ps. 113 million, an increase of 247%, as compared to Ps. 33 million in 1Q08.

•	Earnings per share were Ps. 0.23.
•	Earnings per ADS were US$0.06.

Statement of Cash Flows. During 1Q09, net cash used in operations was Ps. 2,026 million. Cash used in operations included increases in receivables for projects where payments depend of meeting certain milestones and receivables for the La Yesca hydroelectric project. Cash used in investing activities was Ps. 784 million and included payment for property, plant, and equipment, as well as other long term assets. These were financed with net cash from financing activities of Ps. Ps. 1,203 million and a reduction in cash balances.

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EARNINGS REPORT

Adjusted EBITDA

Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA.

Adjusted EBITDA in 1Q09 increased 53% to Ps. 906 million, with an Adjusted EBITDA margin of 11.4%.

Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) loss, net, and (vi) depreciation and amortization. ICA’s management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of net income of majority interest to Adjusted EBITDA in the table above.

Adjusted EBITDA, further adjusted for net interest expense included in cost of sales, was Ps. 1,071 million in 1Q09, with a margin of 13.5%. Interest expense included in cost of sales principally results from projects in Housing, Industrial Construction, Civil Construction (especially the La Yesca hydroelectric project), and some projects in Concessions during the construction phase.

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EARNINGS REPORT

Business Unit Performance

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EARNINGS REPORT

Construction

Civil Construction

The projects that contributed most to revenues were:

Revenues increased 128% in the first quarter to Ps. 4,020 million, as compared to Ps. 1,764 million in 1Q08, principally as a result of projects contracted in 2007 and 08. The La Yesca hydroelectric project contributed 17.7% of total construction revenues. Operating income increased to Ps. 132 million, with an operating margin was 3.3% in 1Q09.

Adjusted EBITDA in Civil Construction was Ps. 201 million, an increase of 275% over the prior year period, with a margin of 5.0%.

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EARNINGS REPORT

Industrial Construction

The projects that contributed most to revenues in 1Q09 were:

Revenues increased 15% as a result of increased levels of work on contracted projects. The segment’s operating margin was 5.8%. Adjusted EBITDA was Ps. 145 million, an increase of 55% over 1Q08. The Adjusted EBITDA margin was 6.6%.

Rodio

Rodio accounted for 5% of total construction revenues. The most important projects were:

•	New headquarters for Repsol in Madrid
•	The foundation for Porta Firal in Barcelona
•	Foundation work for 203 houses in Rivas-Madrid

Rodio revenues decreased 10%, reflecting the adverse business conditions in the Spanish real estate and infrastructure sectors. Operating income was Ps. 3 million, as compared to Ps. 9 million in the prior year period. Rodio continues to execute the strict expense control and optimization of costs programs launched in 2008, in order to reduce the impact of the slowdown in the Spanish construction sector. Rodio generated Adjusted EBITDA of Ps. 20 million, with an Adjusted EBITDA margin of 5.4%.

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EARNINGS REPORT

Housing Development

Effective January 1, 2009, ViveICA elected early adoption of Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” according to which revenue is recognized only at the moment of the transfer of title to the purchaser. The Notes section of this report describes this interpretation and discusses the effect of the change in accounting policy on financial information previously reported for the quarter ended March 31, 2008.

ViveICA sold 1,487 units during 1Q09. As of March 31, 2009, ViveICA was developing 19 projects located in 10 states.

Housing revenues increased 30% to Ps. 487 million, as compared to Ps. 373 million in the same period of 2008. At the national level, middle income residential sales have decelerated. The operating margin increased to 7.8% from 5.6% in the prior year period as a result of the keeping general and administrative expenses steady while sales rose 30%.

Housing Adjusted EBITDA in 1Q09 was Ps. 39 million, an increase of 52% as compared to 1Q08, equivalent to an Adjusted EBITDA margin of 8.0% in 1Q09. Adjusted further for Ps. 12 million of interest expense included in cost of sales, the margin increased to 10%.

The land reserve as of March 31, 2009 was 1,732 hectares, equivalent to 81,807 housing units in 30 projects in Aguascalientes, Baja California, Chihuahua, Guanajuato, Jalisco, Mexico City, Mexico State, Morelos, Nuevo León, Querétaro, Quintana Roo, and Veracruz.

The results of ViveICA, S.A. de C.V. are available through the Mexican Stock Exchange at http://www.bmv.com.mx, under the ticker VIVEICA in the section for debt issuers. Those results may differ from the ones presented here as a result of consolidation effects.

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EARNINGS REPORT

Infrastructure

Infrastructure revenues increased 35% to Ps. 1,030 million from Ps. 761 million in 1Q08, principally as a result of a significant increase in the volume of operations in Concessions. Operating income was Ps. 337 million in 1Q09, an 11% increase as compared to the same period of 2008. The operating margin decreased to 32.7%. Adjusted EBITDA was Ps. 502 million, equivalent to an Adjusted EBITDA margin of 48.7%.

Airports

The year 2009 began with enormous challenges for the air transport industry. The potential positive effect from the fall in oil prices was offset by the depreciation of the peso and the global economic recession. Both factors, as well as the reduction in available seats resulting from the end of operations of four Mexican airlines and the departure of some U.S. carriers from our airports last year, contributed to a reduction in passenger traffic in the first quarter of 2009.

The effect of decreasing passenger traffic on revenues was partially offset by initiatives undertaken in 2008 and the first part of 2009 to increase revenues and to control costs. Even though operating income decreased as a result of a higher level of depreciation and amortization, EBITDA and EBITDA margin were maintained at levels similar to those achieved in the first quarter of 2008.

During 1Q09, 3.04 million terminal passengers were served in the 13 airports, an 18.7% decrease as compared to the 3.75 million in the same period of 2008. Domestic passenger traffic decreased 18.2%, and international passenger traffic decreased 20.6% as compared to 1Q08. Passengers on domestic flights accounted for 79% of the passenger total, and international passengers were 21%.

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EARNINGS REPORT

Airport segment revenues, which include the operations of Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA), were Ps. 486 million. Aeronautical revenues were Ps. 395 million, or 81% of the total, and non-aeronautical revenues were Ps. 91 million, or 19%. The operating margin was 40.6%. Adjusted EBITDA was Ps. 296 million, with an Adjusted EBITDA margin of 60.9%.

The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Other Concessions

Revenues from Other Concessions increased 110% to Ps. 545 million in 1Q09 from Ps. 259 million in 1Q08. The growth reflects revenues for the availability of the Irapuato – La Piedad highway PPP (Public-Private Partnership); revenues from the Corredor Sur and the Mayab Tollroad; and increases in operating and maintenance revenues from the newly awarded concessions.

Operating income was Ps. 140 million, an increase of 68%. Adjusted EBITDA reached Ps. 206 million, with an Adjusted EBITDA margin of 37.8%.

Corredor Sur average traffic volume in 1Q09 was 99,539 transactions per day. Revenues were Ps. 156 million, a 54% increase as compared to Ps. 101 million in the same period of 2008.

The Acapulco Tunnel had an average daily traffic volume of 10,056 vehicles, a decrease of 4%, as compared to 10,477 vehicles in the same quarter of 2008. Revenues were Ps. 35 million, a decrease of 9% from 1Q08.

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EARNINGS REPORT

The Irapuato–La Piedad highway PPP modernization work was completed on July 31, 2008, after which the highway started recovering the investment. Revenues in the first quarter of 2009 were Ps. 35 million.

The Queretaro-Irapuato highway PPP modernization work advanced in 1Q09. As of March 31, 2009, Ps. 796 million in term financing had been drawn.

The Mayab tollroad had average daily traffic during 1Q09 of 2,409 vehicles, with revenues of Ps. 94 million, as compared to 2,828 vehicles per day in 1Q08.

The RCO tollroads had 9.9 million total operations and revenues of Ps. 749 million in 1Q09, as compared to 10.7 million operations and Ps. 772 million in revenues in 1Q08. ICA owns 20% of RCO and it is an unconsolidated affiliate.

Construction Backlog

(Ps. million)	Balance	Months Work (a)
Balance, December 31, 2008	42,597	19
New contracts and contract additions	2,935	1
Work executed	6,593	3
Balance, March 31, 2009	38,939	18
a. Based on construction revenues at 1Q09 levels

New construction contract awards and net contract additions were Ps. 2,935 million in 1Q09. The principal new projects were:

	Contract value (Ps. million)	Startup	Scheduled Completion
La Piedad bypass	1,312	1Q09	4Q10
Mexico-Pachuca tollroad modernization	809	1Q09	1Q10
Rodio contracts	254	1Q09	varies

Construction backlog was Ps. 38,928 million and was the equivalent of 18 months of work at 1Q09 levels. Of total backlog, 99% is expected to be executed in Mexico. Contracts denominated in pesos were 77% of the total.

The ratio of new contracts and contract additions to construction revenues (the book & burn ratio) was 0.45 for 1Q09.

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EARNINGS REPORT

Balance Sheet

Foreign currency denominated assets as of March 31, 2009 was Ps. 6,983 million, and foreign currency denominated liabilities were Ps. 6,867 million.

Cash and cash equivalents were Ps. 3,959 million at March 31, 2009, a decrease of 42% as compared to 1Q08. At March 31, 2009, 66% of cash and cash equivalents were in the following subsidiaries: 30% in ICA Fluor, 26% in the reserves established to secure the Acapulco Tunnel, Corredor Sur, Nuevo Necaxa, and Mayab financings, 8% in Airports, and 2% in Rodio. Generally, this cash can only be used by ICA in accordance with each subsidiary’s bylaws or relevant contracts. The remaining 34%, or Ps. 1,329 million, was held at the parent company level of ICA or in its other operating subsidiaries. As of March 31, 2009, client advances were equivalent to 92% of total cash.

Working capital decreased 41% to Ps. 4,573 million as of March 31, 2009 from Ps. 8,012 million in the prior year, as a result of an increase in ICA’s activity, particularly in Civil and Industrial Construction. Client advances increased 164% as compared to March 31, 2008, and resulted principally from the Metro Line 12 (Ps. 1,379 million) and the Eastern Outlet Tunnel (Ps. 400 million) projects. At the same time, the increase in projects under construction required greater use of working capital lines, increasing debt by 57%. On the other side, there were increases in accounts receivable, including deferred payments from clients that are subject to reaching defined milestones. The main projects where this is applicable include Package II of the Minatitlan refinery reconfiguration project and the Chicontepec II oil field project, in Industrial Construction; these receivables totaled Ps. 2,734 million, or 28% of total accounts receivable.

Long-term assets were Ps. 33,818 million at March 31, 2009, an increase of Ps. 10,054 million, principally as a result of increases in long term receivables, investment in concessions, long term real estate inventories, and property, plant and equipment.

An increase in long term accounts receivable for Ps. 4,745 million resulted principally from the certifications of work on the La Yesca hydroelectric project, which totaled Ps. 3,787 million.

Investments in Concessions increased Ps. 4,091 million, and corresponded to investments in Nuevo Necaxa-Tihuatlán, Queretaro-Irapuato and the Rio Verde-Ciudad Valles highways, and the Aqueduct II project. Long term inventories increased Ps. 1,863 million as a result of Housing land reserves. The increase in property, plant and equipment of Ps. 1,626 million resulted principally from the acquisition of strategic land reserves for the development and expansion of

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EARNINGS REPORT

Airports and the NH Hotel and commercial project in Terminal 2 of the Mexico City Airport and the purchase of specialized machinery for the Eastern outlet Tunnel Project, among others.

Total liabilities increased Ps. 13,978 million to Ps. 36,720 million as of March 31, 2009, as compared to Ps. 22,741 million one year earlier. See also the debt section below.

Other assets and Other liabilities also reflect the effects of the derivative instruments discussed in the section on derivatives.

Shareholders’ equity decreased Ps. 1,509 million from the level as of March 31, 2008 principally as a result of the effects of derivative instruments on equity as discussed in the section on derivatives, the early adoption of INIF-14 by Housing, and the effect of the reclassification of the goodwill paid for the investment in the Mayab tollroad concession, in accordance with accounting standards.

Debt

Total debt increased Ps. 7,378 million to Ps. 19,824 million as of March 31, 2009, as compared to Ps. 12,446 million as of March 31, 2008. The increase in total debt is a result of using previously contracted debt to finance projects under construction in both Civil and Industrial Construction and Airports debt of Ps. 200 million. The increase in debt also reflects the revaluation of dollar-denominated debt as a result of the depreciation of the peso. At March 31, 2009, foreign currency denominated debt, principally dollars, was 38% of the total.

Net debt increased Ps. 10,282 million to Ps. 15,865 million as of March 31, 2009 from Ps. 5,583 million as of March 31, 2008, as a result of the increase in debt and reduction in cash and cash equivalents.

Short term debt totaled Ps. 4,651 million as of March 31, 2009. Of this amount, Ps. 4,084 million, or 77%, corresponds to maturities of bridge loans and working capital debt in Housing, Construction, and Infrastructure. The remaining Ps. 567 million, or 23% of the total, is securities debt principally in the Construction and Housing segments, including Ps. 357 million in ViveICA commercial paper maturing in 3Q09.

Based on source of repayment, all debt is at a project level. ICA has no parent company debt.

ICA's debt maturity profile is as follows:

The weighted average interest rate on ICA’s debt during the first quarter was 9.78%, as compared to 10.1% in 1Q08. The reduction in the weighted average interest rate is mainly the result of the structure of the project financings obtained with a lower interest rate.

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EARNINGS REPORT

Financial Derivative Instruments

ICA enters financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on those projects in which labor costs and inputs that are incurred in currencies different from those provided by the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

From an accounting perspective, there are two classifications for derivative instruments. The first includes those designated as hedging financial instruments, provided they meet the specific requirements established in Mexican Financial Information Norms (NIFs). Other derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, have been designated as trading derivatives for accounting purposes because they do not qualify for hedge accounting treatment.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value on these derivatives is recognized in results of the period.

The following table details the principal derivative positions of ICA, including both interest and exchange rate derivatives, and including both derivatives that are classified as hedging derivatives and those classified as trading derivatives.

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EARNINGS REPORT

In the specific case of the La Yesca hydroelectric project, ICA’s subsidiary COHYSA contracted derivatives to hedge foreign exchange risk. The construction contract and the associated financing are denominated in dollars, while a significant portion of the construction costs are incurred in pesos.

The mark to market value of the foreign exchange swap contract was Ps. 1,317 million as of March 31, 2009 at an exchange rate of Ps.14.1485 per dollar and Ps. 910 million as of April 24, 2009 at an exchange rate of Ps. 13.3549 per dollar. This instrument is an obligation solely of our subsidiary COHYSA and is secured by a letter of credit that was issued at the time of contracting the hedge in the amount of US$30 million; there are no margin calls or similar mechanisms that would require ICA to cover COHYSA’s position.

We have analyzed the effectiveness of this instrument, with the assistance of external evaluators. The amount of the derivative covers the peso-denominated costs of the project. Any reduction in the market value of the instrument is expected to be offset by exchange gains on the value of the construction contract.

The fluctuations in the market value of these instruments are recorded in the income statement as part of the Comprehensive Financing Cost in accordance with Bulletin C-10 (Financial Derivative Instruments and Hedging Operations), which are capitalized for financed works. These fluctuations are recorded in the balance sheet as an asset in accordance with Bulletin D-7 (Construction contracts and the fabrication of certain capital goods), and are applied to project costs in the same manner that revenue is recognized from the advance of the construction contract.

At the request of the National Securities and Banking Commission (CNBV) ICA disclosed qualitative and quantitative information regarding all its positions in financial derivatives, whether recognized or not in its income statement and balance sheet, starting December 15, 2008. This information will continue to be published on a periodic basis, with a filing for the 1Q09 made as of today. This report will be available on the Emisnet system of the Mexican Stock Exchange at http://www.bmv.com.mx and a translation will be furnished on Form 6-K to the U.S. Securities and Exchange Commission.

Balance Sheet Accounts of Unconsolidated Affiliates

The following table shows the principal balance sheet accounts of unconsolidated affiliates. The principal affiliates are Red de Carreteras de Occidente (RCO), Proactiva Medio Ambiente México, and the San Martin-Tlaxcala-El Molinito highway. The full amounts are shown, not adjusted for ICA’s ownership share in each affiliate.

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EARNINGS REPORT

Liquidity and Financial Ratios

The interest coverage ratio (Adjusted EBITDA/interest expense) was 2.3 times in comparison to 2.5 times as of 1Q08. The ratio decreased as a result of an increase in interest expense.

The leverage ratio (total debt/equity) was 1.1 as of March 31, 2009, as compared to 0.6 at March 31, 2008.

The ratio of foreign currency assets to foreign currency liabilities was 1.0.

Investments

Investments in productive assets, including investments in fixed assets and expenditures for works that are underway, totaled Ps. 1,116 million during 1Q09, a reduction of 51% as compared to 1Q08. The principal investments were Ps. 292 million in Construction, Ps. 602 million in Concessions, and Ps. 197 million in Airports.

Subsequent Developments

Annual shareholders’ meeting was held on April 24, 2009.

La Yesca hydroelectric project derivative instruments: On April 24, 2009, we reached agreement with our financial provider to completely restructure the derivative instruments into a new one. The aggregate notional amount was reduced and the flows were reprogrammed in accordance with an updated schedule for construction and project disbursements. In addition, any asymmetrical conditions were eliminated and the reference exchange rate was increased. The fair value of the restructured derivative was Ps. 466.47 million as of April 24, 2009.

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EARNINGS REPORT

Conference Call Invitation

ICA invites you to participate in a conference call on April 30, 2009, at 11:00 a.m. EST (10:00 am Mexico City time). In order to participate, please call (888) 561-1799 from the U.S. or +1 (480) 629-9870 internationally. The conference ID is 4064966. A replay will be available until May 7, 2009 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V. Consolidated Statement of Income, First Quarter

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Empresas ICA, S.A.B. de C.V. Consolidated Balanche Sheet

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Empresas ICA, S.A.B. de C.V. Consolidated Cash Flow Statement

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Empresas ICA, S.A.B. de C.V. Segment Information, First Quarter

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Notes and disclaimers

Mexican Financial Reporting Standards (Mexican NIFs): financial statements and other information are presented in accordance with Mexican NIFs and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Modification of previously reported results: the unaudited financial statements reported for 4Q08 were modified as part of the preparation of the audited financial statements for the year ended December 31, 2008. The changes proposed by ICA’s external auditors correspond to reclassifications within the balance sheet that result in an improvement in the Company’s financial position. The changes do not affect the results of 2008 and are part of the normal auditing process. The proposed changes result in a net increase in shareholders’ equity of 1.1%, or Ps. 235 million, and are not classified as material changes. They originate from: (i) the valuation of assets due to foreign currency conversion; (ii) reclassification of mark to market valuations of financial derivative hedges that are considered to be highly effective as a reduction in equity; movements detected by the internal control system and of which the external auditor was notified as part of the process of completing the audit of the financial statements.

Early adoption of INIF-14 by Housing: ICA’s housing subsidiary, ViveICA, elected to make early adoption, effective January 1, 2009, of the Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate,” issued by the Mexican Council for the Research and Development of Financial Information Norms. This interpretation is a complement to the standards contained in Bulletin D-7 “Construction contracts.” Adoption of INIF-14 becomes obligatory on January 1, 2010. This change applies to the timing of revenue recognition from the construction contracts, the sale or provision of services related to real estate, and provides for its early adoption. Basically, for those entities where there exists a contractual obligation to deliver real estate to the purchaser who, at the same time, has only a limited ability to influence the design of the real estate, the recognition of revenue will take place at the time title is transferred. Consequently, in the case of ViveICA, effective January 1, 2009, revenue will be recognized only when title to the house is transferred. ViveICA believes that the early adoption provides greater clarity and objectivity to its financial statements.

Until December 31, 2008, ViveICA recognized revenues when construction of the house was completed and the client had approved financing, or title was transferred. The financial information previously reported has been restated to recognize revenue in accordance with the new policy. The effect of this change on the balance sheet is a reduction in million pesos of accounts receivable of Ps. 746, an increase in inventories of Ps. 522, a reduction in other accounts payable of Ps. 46, and a charge against accumulated results as of January 1, 2008 of Ps. 182; in the income statement, there is a reduction in revenues of Ps. 35, an increase in cost of sales of Ps. 9, and a reduction in general and administrative expense of Ps. 48 which results from the modification of the criteria for capitalization of expenses directly related to the construction, administration, and selling expenses of projects (except for advertising spending that is charged to results in the period when it is incurred.)

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA’s management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 14.1485 per U.S. dollar.

Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control, effective at the beginning of 2006.

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EARNINGS REPORT

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer